Cadbury Announces Date of Presentation to Investors and Analysts

7 December 2009

Cadbury notes the publication by Kraft Foods Inc (“Kraft”) of its offer document to Cadbury’s shareholders. Under US securities law, Cadbury is prohibited from publishing any further information, or making any further statement, until it has issued its formal response.

Cadbury today announces that it will post to shareholders its formal response to Kraft’s offer on Monday 14 December 2009. Cadbury will host a presentation in London for analysts and investors at 10:30am on that date, which will also include its regular pre-close trading update.

The presentation will be webcast with a facility to participate in the Q&A session. A copy of the presentation will also be made available at the same time on Cadbury’s website. Full details of the event, with appropriate contact details, will be published in due course.

Ends

For further information

Cadbury plc	+44	1895 615000
http://www.cadbury.com

Capital Market Enquiries	+44 1895 615124
John Dawson

Media Enquiries
Cadbury	+44 1895 615011
Trevor Datson

Finsbury	+44 20 7251 3801

Notes to the editor

About Cadbury plc

Cadbury is one of the world’s largest confectionery businesses with number one or number two positions in over 20 of the world’s 50 biggest confectionery markets. It also has the largest and most broadly spread emerging markets business of any confectionery company. With origins stretching back nearly 200 years, Cadbury’s brands include many global, regional and local favourites including Cadbury Dairy Milk, Flake, Creme Egg and Green & Black’s in chocolate; Trident, Dentyne, Hollywood and Bubbaloo in gum; and Halls, Cadbury Eclairs, Bassett’s and The Natural Confectionery Co. in candy.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the “Code”), if any person is, or becomes, “interested” (directly or indirectly) in 1% or more of any class of “relevant securities” of Kraft Foods or of Cadbury, all “dealings” in any “relevant securities” of that company (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the “offer period” otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an “interest” in “relevant securities” of Kraft Foods or Cadbury, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all “dealings” in “relevant securities” of Kraft Foods or of Cadbury by Kraft Foods or Cadbury, or by any of their respective “associates”, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk. “Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8, you should consult the Panel.

In the United States, Cadbury will file a Solicitation/Recommendation Statement with the U.S. Securities and Exchange Commission (the “SEC”) on Schedule 14D-9 and holders of ordinary shares and American Depositary Shares are advised to read it when it becomes available as it will contain important information. Copies of the Schedule 14D-9 and other related documents filed by Cadbury will be available free of charge on the SEC’s website at www.sec.gov. In addition, documents filed with the SEC by Cadbury may be obtained free of charge by contacting Cadbury plc’s media or investor relations departments or on Cadbury’s website at www.cadbury.com. Any documents filed by Kraft Foods Inc. will also be available free of charge on the SEC’s website.